Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 FEB 25 AM 8:15

LINDEMANS
making life more enjoyable

22 January 2002

SEC EXEMPTION NO 82-2692

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

02015391

SUPPL

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

PROCESSED
MAR 0 5 2002
THOMSON FINANCIAL

Yours faithfully
SOUTHCORP LIMITED

per M M HUDSON
COMPANY SECRETARY

dlw 2/25

Encl

cc: Mark R. Saunders, Greenberg Traurig

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

MEDIA RELEASE

SOUTHCORP SELLS TULLOCH WINERY

22 January 2002

Scuthcorp today announced that it has sold its Tulloch winery and associated vineyard in the Hunter Valley region of New South Wales and, in a separate transaction, has also sold the Tulloch brand. The Tulloch sale is a further step in Southcorp's winery rationalisation program announced on 23 July 2001 which also includes the divestment of the company's Rouge Homme winery in South Australia's Coonawarra region.

The Tulloch brand and wines have been purchased by Ingelwood Wines, with the sale to be completed by the end of February. The sale of the winery and vineyard to Poole's Rock Wines will be completed by the end of March.

Commenting on the winery sale, Southcorp's Managing Director, Keith Lambert, said: "This sale enables us to realise some of the synergy benefits that we identified following the company's merger with Rosemount Estates last year. Production in the Hunter Valley will be consolidated at the Company's larger, more efficient Denman winery. Denman is a world scale winery with 35 million litres of storage capacity and a 5 million case packaging facility on site."

Southcorp confirmed that negotiations in relation to the sale of the Hungerford Hill brand and the Rouge Homme winery, which does not include the sale of the Rouge Homme brand, were progressing.

For further information, please contact:

Glen Cunningham
Executive General Manager,
Corporate Affairs
Southcorp Limited
Mobile: 0412 058 773

Brian Dale
Corporate Communications
Southcorp Wines

Mobile: 0418 204 198

www.southcorp.com.au contains a copy of the press release.

NOTES TO EDITOR: The Tulloch brand was established by John Younie Tulloch in 1895. It has been part of the Southcorp Wines group since 1985 and the range includes table, fortified and sparkling wines.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 FEB 25 AM 8:05

LINDEMANS
making life more enjoyable

20 December 2001

SEC EXEMPTION NO 82-2692

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549
USA

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

MEDIA RELEASE

SOUTHCORP SELLS CLEAN AIR SYSTEMS FOR $60 MILLION

20 December 2001

Southcorp Limited today announced that it had reached agreement to sell its Clean Air Systems business to United States based manufacturing company Tyco International Limited, for $A60 million. The announcement marks the second stage in Southcorp's three part divestment of its water heater operations and follows last week's announcement of the sale of the Company's Australasian water heater business for $A540 million. The sale, which is subject to regulatory approval, is expected to be completed effective 31 December 2001.

Southcorp's Clean Air Systems business is the world's largest manufacturer of valves and controls used in industrial clean air systems and has 2 plants located in Australia and Italy.

Southcorp's exit from the water heater industry is now virtually complete. Chief Financial Officer of Southcorp, Mr. Hugh Thorburn said: "The sale of American Water Heaters is progressing and we expect to make an announcement in relation to that business in the new year".

Commenting on the sale, Chief Executive Officer of Southcorp, Mr Keith Lambert, said: "The sale price for the Clean Air Systems business was in line with our expectations and we remain on track to achieve our target of a profit before tax from the sale of all our Water Heater businesses of approximately $200 million."

"The proceeds will initially be applied to reducing debt and ultimately used to assist the growth of our wine businesses. With this transaction complete, we are now effectively a single purpose wine company."

For further information, please contact:

Glen Cunningham
Executive General Manager,
Corporate Affairs
Southcorp Limited

Mobile: 0412 058 773

Hugh Thorburn
Chief Financial Officer
Southcorp Limited

Mobile: 0412 546 084

www.southcorp.com.au contains copies of the press release.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 FEB 25 AM 8:05

LINDEMANS
making life more enjoyable

1 February 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that were lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

per M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Greenberg Traurig

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

Facsimile 1300 300 021

1 February 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

ALLOTMENT OF SHARES ON EXERCISE OF OPTIONS

We advise that 15,000 additional fully paid ordinary shares in the capital of the Company were allotted on the exercise of options pursuant to the Southcorp Executive Share and Option Plan, as follows:

Date Shares Allotted	Number of Shares	Option Exercise Price	Date Options Granted
29 January 2002	15,000	$5.38	12 November 1999

Application will be made for quotation of the shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

p.p. M M HUDSON
COMPANY SECRETARY

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 FEB 25 AM 8:

LINDEMANS
making life more enjoyable

1 February 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

Per M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Greenberg Traurig

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

MEDIA RELEASE

SOUTHCORP CONFIRMS RECEIPT OF FUNDS FROM SALE OF AUSTRALASIAN WATER HEATER BUSINESS

1 February 2002

Southcorp today announced the receipt of all funds from the sale of its Australasian water heater business. The business, which includes the Australian, New Zealand, China and Solahart operations, was sold to Japan based Paloma Industries Limited and its New York based subsidiary, Rheem Manufacturing Company for A$540 million on 11 December 2001.

The Australasian water heater business includes the well known Rheem, Vulcan and Solahart brands.

"The proceeds, together with those from the sale of Clean Air Systems will initially be applied to reducing debt and ultimately used to assist the growth of our wine businesses," said Southcorp spokesperson, Mr Glen Cunningham.

For further information, please contact:

Glen Cunningham	Hugh Thorburn
Executive General Manager,	Chief Financial Officer
Corporate Affairs	Southcorp Limited
Southcorp Limited	
Mobile: 0412 058 773	Mobile: 0412 546 084

www.southcorp.com.au contains copies of the press release.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 FEB 25 AM 8:

LINDEMANS
making life more enjoyable

1 February 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

per M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Greenberg Traurig

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Southcorp Limited
ABN	80 007 722 643

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert Ian Oatley
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Controlling interest in trustee company which is the parent company of Reline Investments Pty Ltd which acquired shares in Southcorp Limited
Date of change	30 January 2002
No. of securities held prior to change	133,718,689
Class	Ordinary
Number acquired	2,150,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,083,110
No. of securities held after change	135,868,689

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.